

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

David Kirn, M.D.
Chief Executive Officer
4D Molecular Therapeutics, Inc.
5858 Horton Street #455
Emeryville, CA 94608

   Re: 4D Molecular Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed August 9, 2023
     File No. 333-273845

Dear David Kirn:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Drory at 202-551-8342 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Phillip S. Stoup